Registration Statement No. 333-148054
Filed Pursuant to Rule 424(b)(2)

Terms Supplement dated October 18, 2010, to the
Product Supplement dated September 27, 2010, the Prospectus dated May 16, 2008, and the Prospectus Supplement dated January 25, 2010

US$650,000
Senior Medium-Term Notes, Series A
Reverse Exchangeable Notes due October 21, 2011
Linked to the Common Stock of Wabash National Corporation

•	This terms supplement relates to an offering of Reverse Exchangeable Notes linked to the common stock of Wabash National Corporation.

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The notes are designed for investors who seek an interest rate that is higher than that of a conventional debt security with the same maturity issued by us or an issuer with a comparable credit rating. However, investors should be willing to forgo the potential to participate in the appreciation of the Reference Stock, be willing to accept the risks of owning the common equity securities of the Reference Stock Issuer, and be willing to lose some or all of their principal at maturity.

•	Investing in the notes is not equivalent to investing in the shares of the Reference Stock.

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The notes will pay interest monthly at the fixed rate specified below. However, the notes do not guarantee any return of principal at maturity. Instead, the payment at maturity will be based on the Final Stock Price of the Reference Stock and whether the closing price of the Reference Stock has declined from the Initial Stock Price during the Monitoring Period, as described below.

•	Any payment at maturity is subject to the credit risk of Bank of Montreal.

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Payment at maturity for each $1,000 principal amount note will be either a cash payment of $1,000 or delivery of shares of the Reference Stock (or, at our election, the Cash Delivery Amount), in each case, together with any accrued and unpaid interest, as described below.

•	The notes will be issued in minimum denominations of $1,000 and integral multiples of $1,000.

•	Our subsidiary, BMO Capital Markets Corp., is the agent for this offering. See “Supplemental Plan of Distribution—Conflicts of Interests” below.
Reference Stock Issuer	Ticker Symbol	Principal Amount	Interest Rate per Annum	Initial Stock Price	Trigger Price	CUSIP
Wabash National Corporation	WNC	US$650,000	19.50%	$8.20	$4.92	06366QAH0

Investing in the notes involves risks, including those described in the “Selected Risk Considerations” section beginning on page P-3 of this terms supplement, page PS-4 of the product supplement, page S-1 of the prospectus supplement and on page 5 of the prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these notes or passed upon the accuracy of this terms supplement, the product supplement, the prospectus supplement or the prospectus. Any representation to the contrary is a criminal offense.

The notes will be our unsecured obligations and will not be savings accounts or deposits that are insured by the United States Federal Deposit Insurance Corporation, the Bank Insurance Fund, the Canada Deposit Insurance Corporation or any other governmental agency or instrumentality or other entity.

	Price to Public	Agent’s Commission	Proceeds to Bank of Montreal
Per Note	100%	2.75%	97.25%
Total	US$650,000	US$17,875	US$632,125
We expect to deliver the notes through the facilities of The Depository Trust Company on or about October 21, 2010.

BMO CAPITAL MARKETS

Key Terms of the Notes:

Payment at Maturity:	The payment at maturity for each of the notes is based on the performance of the Reference Stock. You will receive $1,000 for each $1,000 in principal amount of the note, unless:

(1) the Final Stock Price is less than the Initial Stock Price; and

(2) on any day during the Monitoring Period, the closing price of the Reference Stock has declined to a price that is less than the Trigger Price. (“Closing Price Monitoring” is applicable to the notes.)

If the conditions described in both (1) and (2) are satisfied, you will receive at maturity, instead of the principal amount of your notes, the number of shares of the Reference Stock equal to the Physical Delivery Amount (or, at our election, the Cash Delivery Amount). Fractional shares will be paid in cash. The market value of the Physical Delivery Amount or the Cash Delivery Amount will most likely be substantially less than the principal amount of your notes, and may be zero.

Pricing Date:	October 18, 2010

Settlement Date:	October 21, 2010

Valuation Date:	October 18, 2011

Maturity Date:	October 21, 2011

Interest Payment Dates:	Interest on the notes will be payable on the 21st day of each month during the term of the notes. The final interest payment date will be the maturity date.

Interest Rate:	19.50% per annum. Each interest payment will be equal to $16.25 per $1,000 in principal amount of the notes.

Monitoring Period:	The period from the pricing date to and including the valuation date.

Physical Delivery Amount:
The number of shares of the Reference Stock, per $1,000 in principal amount of the notes, equal to $1,000 divided by the Initial Stock Price, subject to adjustments, as described in the product supplement.  Any fractional shares will be paid in cash.

Cash Delivery Amount:	The amount in cash equal to the product of (1) the Physical Delivery Amount and (2) the Final Stock Price of, subject to adjustments, as described in the product supplement.

Initial Stock Price:
$8.20, the closing price of the Reference Stock on the pricing date.  The Initial Stock Price is subject to adjustments in certain circumstances. See “General Terms of the Notes — Payment at Maturity” and “— Anti-dilution Adjustments” in the product supplement for additional information about these adjustments.

Final Stock Price:	The closing price of the Reference Stock on the valuation date.

Trigger Price:	$4.92 or approximately 60% of the Initial Stock Price.

Automatic Redemption:	Not Applicable

We may use this terms supplement in the initial sale of notes. In addition, BMO Capital Markets Corp. or another of our affiliates may use this terms supplement in market-making transactions in any notes after their initial sale. Unless our agent or we inform you otherwise in the confirmation of sale, this terms supplement is being used in a market-making transaction.

Additional Terms of the Notes

You should read this terms supplement together with the product supplement dated September 27, 2010, the prospectus supplement dated January 25, 2010 and the prospectus dated May 16, 2008.  This terms supplement, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours or the agent. You should carefully consider, among other things, the matters set forth in “Additional Risk Factors Relating to the Notes” in the product supplement, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Product supplement dated September 27, 2010:
http://www.sec.gov/Archives/edgar/data/927971/000121465910002539/f924103424b5.htm

•	Prospectus supplement dated January 25, 2010:
http://www.sec.gov/Archives/edgar/data/927971/000095012310004957/o58842b5e424b5.htm

•	Prospectus dated May 16, 2008:
http://www.sec.gov/Archives/edgar/data/927971/000095012310004953/o58753e424b2.htm

Our Central Index Key, or CIK, on the SEC website is 927971.  As used in this terms sheet, the “Company,” “we,” “us” or “our” refers to Bank of Montreal.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Reference Stock.  These risks are explained in more detail in the “Additional Risk Factors Relating to the Notes” section of the product supplement dated September 27, 2010.

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Your investment in the notes may result in a loss. — The notes do not guarantee any return of principal. The payment at maturity will be based on the Final Stock Price and whether the closing price of the Reference Stock has declined from the Initial Stock Price to a closing price that is less than the Trigger Price on any day during the Monitoring Period. Under certain circumstances, you will receive at maturity a number of shares of the Reference Stock (or, at our election, the Cash Delivery Amount).  We expect that the market value of those shares or the Cash Delivery Amount will be less than the principal amount of the notes and may be zero. Accordingly, you could lose up to the entire principal amount of your notes.

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Your return on the notes is limited to the principal amount plus accrued interest regardless of any appreciation in the value of the Reference Stock. — You will not receive a payment at maturity with a value greater than your principal amount, plus accrued and unpaid interest.  This will be the case even if the Final Stock Price exceeds the Initial Stock Price by a substantial amount.

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Your investment is subject to the credit risk of Bank of Montreal. — Our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on our ability to pay all amounts due on the notes on each interest payment date and at maturity, and therefore investors are subject to our credit risk and to changes in the market’s view of our creditworthiness. Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the value of the notes.

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Potential conflicts. — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. We and/or our affiliates may also currently or from time to time engage in business with the Reference Stock Issuer, including extending loans to, or making equity investments in, the Reference Stock Issuer, or providing advisory services to it.  In addition, one or more of our affiliates may publish research reports or otherwise express opinions with respect to the Reference Stock Issuer, and these reports may or may not recommend that investors buy or hold shares of the Reference Stock.  As a potential purchaser of the notes, you should undertake an independent investigation of the Reference Stock Issuer that in your judgment is appropriate to make an informed investment decision.

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The inclusion of the underwriting commission and hedging profits, if any, in the original offering price of the notes, as well as our hedging costs, is likely to adversely affect the price at which you can sell your notes. — Assuming no change in market conditions or any other relevant factors, the price, if any, at which BMO Capital Markets Corp. or any other party may be willing to purchase the notes in secondary market transactions may be lower than the initial public offering price. The initial public offering price will include, and any price quoted to you is likely to exclude, the underwriting commission paid in connection with the initial distribution. The initial public offering price may also include, and any price quoted to you would be likely to exclude, the hedging profits that we expect to earn with respect to hedging our exposure under the notes. In addition, any such price is also likely to reflect a discount to account for costs associated with establishing or unwinding any related hedge transaction, such as dealer discounts, mark-ups and other transaction costs.

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You will have no ownership rights in the Reference Stock. — As a holder of the notes, you will not have any ownership interest or rights in the Reference Stock, such as voting rights or dividend payments. In addition, the Reference Stock Issuer will not have any obligation to consider your interests as a holder of the notes in taking any corporate action that might affect the value of the Reference Stock and the notes.

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No affiliation with the Reference Stock Issuer. — We are not affiliated with the Reference Stock Issuer.  You should make your own investigation into the Reference Stock and the Reference Stock Issuer. We are not responsible for any of the Reference Stock Issuer’s public disclosure of information, whether contained in SEC filings or otherwise.

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Lack of liquidity. — The notes will not be listed on any securities exchange.  BMO Capital Markets Corp. may offer to purchase the notes in the secondary market, but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which BMO Capital Markets Corp. is willing to buy the notes.

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Hedging and trading in the Reference Stock. — We or any of our affiliates may carry out hedging activities related to the notes, including in the Reference Stock or instruments related to the Reference Stock). We or our affiliates may also trade in the Reference Stock or instruments related to the Reference Stock from time to time. Any of these hedging or trading activities as of the pricing date and during the term of the notes could adversely affect our payment to you at maturity.

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Many economic and market factors will influence the value of the notes. — In addition to the value of the Reference Stock and interest rates on any trading day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, and which are described in more detail in the product supplement.

The Reference Stock

All information contained herein on the Reference Stock and the Reference Stock Issuer is derived from publicly available sources and is provided for informational purposes only. Companies with securities registered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) are required to periodically file certain financial and other information specified by the SEC. Information provided to or filed with the SEC by the Reference Stock Issuer under the Exchange Act can be accessed through www.sec.gov. We do not make any representation that these publicly available documents are accurate or complete.  See the section “The Reference Stock Issuers” in the product supplement for additional information.

The hypothetical examples shown below are intended to help you understand the terms of the notes.  The actual amount of cash or securities that you will receive at maturity will depend upon the Final Stock Price of the Reference Stock, and whether its closing price was below the Trigger Price on any trading day during the Monitoring Period.

Wabash National Corporation manufactures semi trailers in North America. The company specializes in the design and production of dry freight vans, refrigerated vans, flatbed trailers, drop deck trailers, dump trailers, truck bodies and intermodal equipment.

Historical Information of the Common Stock of the Reference Stock

The following table sets forth the high and low closing prices of the Reference Stock from the first quarter of 2005 through the pricing date.

		High ($)	Low ($)
2005	First Quarter	27.35	24.23
	Second Quarter	27.30	23.50
	Third Quarter	24.86	19.42
	Fourth Quarter	20.07	17.10

2006	First Quarter	21.33	18.72
	Second Quarter	20.21	14.95
	Third Quarter	15.49	12.31
	Fourth Quarter	15.34	13.54

2007	First Quarter	17.00	14.63
	Second Quarter	15.56	14.19
	Third Quarter	14.73	11.29
	Fourth Quarter	11.49	6.91

2008	First Quarter	9.50	7.10
	Second Quarter	10.49	7.56
	Third Quarter	10.02	7.03
	Fourth Quarter	9.19	3.45

2009	First Quarter	4.94	0.57
	Second Quarter	2.23	0.70
	Third Quarter	2.95	0.53
	Fourth Quarter	2.87	1.38

2010	First Quarter	7.65	1.93
	Second Quarter	10.64	6.25
	Third Quarter	8.88	6.02
	Fourth Quarter (through the pricing date)	8.53	7.77

Examples of the Hypothetical Payment at Maturity for a $1,000 Investment in the Notes

The following table illustrates the hypothetical payments at maturity on a $1,000 investment in the notes based on the Initial Stock Price of $8.20 (the closing price of the Reference Stock on the pricing date), the Trigger Price of $4.92 (approximately 60% of the Initial Stock Price), and a range of hypothetical Final Stock Prices and assuming that the closing price of the Reference Stock declines in the manner set forth in the column below, “Hypothetical Lowest Closing Price during the Monitoring Period.” The numbers appearing in the following table and examples have been rounded for ease of analysis.

Hypothetical Lowest Closing Price during the Monitoring Period	Hypothetical Lowest Closing Price during the Monitoring Period Expressed as a Percentage of the Initial Stock Price	Hypothetical Final Stock Price	Hypothetical Final Stock Price Expressed as a Percentage of the Initial Stock Price	Payment at Maturity	Total Value of Payment Received at Maturity*
$8.20	100%	$16.40	200%	$1,000.00	$1,000.00
$4.10	50%	$8.61	105%	$1,000.00	$1,000.00
$8.20	100%	$8.20	100%	$1,000.00	$1,000.00
$4.92	60%	$4.92	60%	$1,000.00	$1,000.00
$4.10	50%	$7.79	95%	122 shares of the Reference Stock or the Cash Delivery Amount	$950.00
$4.10	50%	$4.10	50%	122 shares of the Reference Stock or the Cash Delivery Amount	$500.00
$2.05	25%	$2.05	25%	122 shares of the Reference Stock or the Cash Delivery Amount	$250.00
$0.00	0%	$0.00	0%	122 shares of the Reference Stock or the Cash Delivery Amount	$0.00

* Note that you will receive at maturity any accrued and unpaid interest in cash, in addition to either shares of the Reference Stock (or, at our election, the Cash Delivery Amount) or the principal amount of the notes in cash. Also note that if you receive the Physical Delivery Amount, the total value of the payment received at maturity shown in the table above includes the value of any fractional shares, which will be paid in cash.

The following examples illustrate how the total value of payments received at maturity set forth in the table above are calculated.

Example 1: The lowest closing price of the Reference Stock during the Monitoring Period was $4.10, but the Final Stock Price is $8.61. Because the Final Stock Price of $8.61 is greater than the Initial Stock Price of $8.20, you will receive a payment at maturity of $1,000 per $1,000 in principal amount of the notes, even though the Reference Stock closed at a price less than the Trigger Price during the Monitoring Period.

Example 2: The lowest closing price of the Reference Stock during the Monitoring Period was $4.10 and the Final Stock Price is $7.79. Because the Final Stock Price of $7.79 is less than the Initial Stock Price of $8.20 and the closing price of the Reference Stock declined to a closing price that is less than the Trigger Price on at least one trading day during the Monitoring Period, you will receive at maturity the Physical Delivery Amount, or at our election, the Cash Delivery Amount. Because the Final Stock Price of the Reference Stock is $7.79, the total value of your final payment at maturity, whether in cash or shares of the Reference Stock, is $950.00.

Example 3: The closing price of the Reference Stock does not decline, as compared with the Initial Stock Price, to a closing price that is less than the Trigger Price on any trading day during the Monitoring Period prior to the valuation date. However, the closing price of the Reference Stock on the valuation date is $4.10, a decline to a closing price that is less than the Trigger Price. Because the Final Stock Price of $4.10 is less than the Initial Stock Price of $8.20 and the Final Stock Price has declined to a closing price that is less than the Trigger Price, you will receive the Physical Delivery Amount, or at our election, the Cash Delivery Amount, at maturity. Because the Final Stock Price of the Reference Stock is $4.10, the total value of your final payment at maturity, whether in cash or shares of the Reference Stock, is $500.00.

Example 4: The Final Stock Price of $4.92 is less than the Initial Stock Price of $8.20, and the closing price of the Reference Stock does not decline to a closing price that is less than the Trigger Price on any day during the Monitoring Period. Because the closing price of the Reference Stock has not declined to a closing price that is less than the Trigger Price, you will receive a payment at maturity of $1,000 per $1,000 in principal amount of the notes, even though the Final Stock Price of $4.92 is less than the Initial Stock Price of $8.20.

Regardless of the performance of the Reference Stock or the payment you receive at maturity, you will receive interest payments, for each $1,000 principal amount note, in the aggregate amount of approximately $195.00 over the term of the notes.

Certain U.S. Federal Tax Information

Of each stated interest payment on the notes (19.50% in total), 0.77% will be treated as an interest payment, and 18.73% will be treated as payment for the Put Option for U.S. federal income tax purposes.

Please see the discussion (including the opinion of our counsel Morrison & Foerster LLP) in the product supplement dated September 27, 2010 under “Supplemental United States Federal Income Tax Considerations,” which applies to the notes.

Supplemental Plan of Distribution (Conflicts of Interest)

BMO Capital Markets Corp. will purchase the notes from us at a purchase price reflecting the commission set forth on the cover page of this terms supplement. BMO Capital Markets Corp. will use a portion of its commission to pay a selling concession to an unaffiliated dealer of $25.00 per $1,000 in principal amount of the notes.

We own, directly or indirectly, all of the outstanding equity securities of BMO Capital Markets Corp., the agent for this offering. In accordance with NASD Rule 2720, BMO Capital Markets Corp. may not make sales in this offering to any of its discretionary accounts without the prior written approval of the customer.

You should not construe the offering of the notes as a recommendation of the merits of acquiring an investment linked to the Reference Stock or as to the suitability of an investment in the notes.